600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

October 29, 2009

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-16383

Dear Mr. Schwall:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 15, 2009, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2008 (File No. 001-16383) (the “10-K”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

Meredith S. Mouer

cc:           Meg A. Gentle (Cheniere Energy, Inc.)

Austin     Beijing     Dallas      Houston      London      New York     The Woodlands     Washington, DC

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated October 29, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 38

1.
We note from your risk factor disclosure on page 15 that “Our substantial existing indebtedness, prevailing economic and market conditions, as well as other factors, have adversely affected the availability and cost of additional financing, which has adversely affected our liquidity, business, financial condition and prospects.”  We further note from page 25 that “…additional sources of natural gas may be discovered in North America, which could further increase the available supply of natural gas and could result in natural gas being available at a lower cost than imported LNG.”  Given these disclosures, and the current pricing environment for natural gas in the United States, please expand your MD&A to explain how current prices impact your operations, your ability to service your debt obligations, and other ongoing cash requirements.  In this regard, please consider including an analysis of specific natural gas prices that would render the operations at your operational LNG receiving terminal(s) uneconomic, and discuss whether such developments would impact your ability to service your debt obligations.  See Item 303(a)(1) of Regulation S-K.

Response:

We are primarily engaged in the business of providing terminal services for fixed fees on a long-term basis to international LNG producers and marketers.  Our ability to operate economically, meet ongoing cash requirements, and service our debt obligations is dependent on the long-term demand for these services, which is somewhat dependent on natural gas prices and other market dynamics.

We believe that the long-run marginal cost to produce certain LNG and deliver it to North America is lower than the long-run marginal cost to produce certain domestic supplies of natural gas.  Therefore, we anticipate that the long-term average price of natural gas in North America will be high enough to support LNG development for delivery to North America.  Given that the amount of undeveloped natural gas supply exceeds current and near-term potential worldwide demand, we expect that there will always be projects seeking investment based on delivery to North America. As such, we anticipate that the demand for the terminal services we provide will be sufficient to allow us to operate our terminals on an economic basis and service our debt obligations.

Furthermore, we believe that the variable cost to produce certain LNG and deliver it to North America is far lower than the variable cost to produce certain domestic supplies of natural gas.  Therefore, we also believe that only extremely low North American natural gas prices would provide a disincentive to deliver LNG to North America on a short-term basis.

Lastly, we believe that North America competes for LNG with alternative international markets and, therefore, it is the short-term demand in alternative markets and the relative price between these markets that impacts the level of imports of LNG into North America.  It is impossible to determine the specific natural gas prices in North America that would limit LNG imports because any such determination must be made relative to both the prices in alternative markets and the demand for natural gas in those markets.

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated October 15, 2009

        We will expand our MD&A disclosure in future filings to explain how our operations and our ability to service our debt obligations and other ongoing cash requirements are dependent on market factors.  Below is an example of the type of disclosure we may include in our 2009 Form 10-K.

“Sabine Pass LNG and Freeport LNG, of which we are a 30% limited partner, provide LNG terminal services for fees.  At Sabine Pass, the fees are fixed and escalate with inflation and are not indexed to natural gas prices.  At Freeport, the fees are fixed, escalate with inflation and, to a limited extent, indexed to natural gas prices. Until the expiration of our 20-year TUAs, there is no price level which would render our terminal operations uneconomic or limit Sabine Pass or Freeport from servicing its debt obligations.

Our strategies to enhance near-term liquidity are focused on efforts to exploit the TUA capacity we have reserved through Cheniere Marketing at the Sabine Pass LNG receiving terminal, which is dependent on the balance of worldwide supply and demand for natural gas and LNG and on the relative prices for natural gas in North America and alternative international markets.  [To be drafted for the Form 10-K: discuss results of worldwide natural gas and LNG markets for 2009.]  Due to our existing cash balances, there is no price level for natural gas which would limit our ability to fund our ongoing cash requirements or service our corporate level debt obligations until at least the earliest date when principal payments may be required on our existing indebtedness, which is August 2011.

Our strategies to improve our capital structure and address maturities of our existing indebtedness may include entering into long-term TUAs or LNG purchase agreements that allow us to refinance debt, issue equity or other securities, or sell assets.  Our ability to enter into long-term arrangements is dependent on LNG producers and international LNG buyers investing new capital and securing market access to North America on a long-term basis.  Current North American natural gas prices support long-term profitability for LNG production.  However, if there is no demand for our terminal services, our ability to address our maturities through commercial business would be limited and we would rely on issuing equity or other securities or selling assets to improve our capital structure.”

Note 19—Financial Instruments, page 86

2.
We have considered your response to prior comment number one, noting your 2007 Term Loan and 2008 Convertible Loans are, among other factors, i) held by a few investors, ii) purchased and/or sold on an infrequent basis, and iii) have unique covenants and collateral packages.  Base on your response, it is unclear how the factors you cite preclude estimating the fair value of these instruments.  Please provide us with additional information to understand how each of the factors you have identified precludes knowledge of the basic factors utilized in estimating fair value.  Otherwise, we would expect you to provide the fair value disclosures prescribed under FAS 107.  In this regard, the context provided for the term practicable in paragraph 15 of FAS 107 does not appear applicable to the factors you cite in your response.

Response:

We will provide a fair value disclosure prescribed under FAS 107 in our future filings, beginning with our third quarter Form 10-Q.  Our disclosure will read substantially as follows:

“The 2007 Term Loan and 2008 Convertible Loans are closely held by few holders and purchases and sales are infrequent and are conducted on a bilateral basis without price discovery by us.  These loans are not rated and have unique covenants and collateral packages such that a comparison to other instruments would be imprecise. However, we have provided an estimate of the fair value of these loans as of September 30, 2009, based on an index of the yield to maturity of CCC rated debt of other companies in the energy sector.”

Cheniere Energy, Inc.
Form 10-K (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated October 15, 2009

3.
We note your proposal in response to our prior comment number three to expand your disclosure in future filings to “clarify that the intersegment transactions between the Company’s different business segments is eliminated to arrive at the total consolidated revenue amount found in the consolidated statements of operations for each respective period.”  Based on your response, please provide us with a copy of the draft disclosure you intend to include in future filings.  In addition, please tell us what consideration you have given to separately disclosing revenues from transactions with other operating segments, as prescribed by paragraph 27(b) of FAS 131.

Response:

Below is a draft disclosure we intend to include in future filings to clarify that the intersegment transactions between the Company’s different business segments is eliminated to arrive at the total consolidated revenue amount found in the consolidated statements of operations for each respective period:

	[Period] Ended [Month]		[Period] Ended [Month]
	[Year]	[Year]	[Year]	[Year]

Revenues:
LNG receiving terminal (1)	$	$	$	$
Natural gas pipeline
LNG & natural gas marketing (1)
Eliminations (2)
Corporate and other (3)
Total consolidated	$	$	$	$

Net income (loss):
LNG receiving terminal (1)	$	$	$	$
Natural gas pipeline
LNG & natural gas marketing (1)
Corporate and other (3)
Total consolidated	$	$	$	$

Expenditures for additions to long-lived assets:
LNG receiving terminal	$	$	$	$
Natural gas pipeline
LNG & natural gas marketing
Corporate and other
Total consolidated	$	$	$	$

(1)
Segment revenues include intersegment sales to affiliated subsidiaries that primarily include the TUA fees of [$XX] million and [$XX] million paid by Cheniere Marketing to Sabine Pass LNG, which are eliminated in consolidation for the [Periods and Years ended], respectively. Affiliated sales are recognized on the basis of contractual agreements. Operating income is derived from revenues and expenses directly associated with each segment.

(2)	Eliminates intersegment sales primarily related to [cause].
(3)
Includes corporate activities and oil and gas exploration, development and exploitation activities. Our oil and gas exploration, development and exploitation activities have been included in the corporate and other column because these activities do not materially impact our financial statements. Amounts are restated to include oil and gas exploration, development and exploitation activities within the corporate and other segment as of December 31, 2008 and for the three and nine month periods ended September 30, 2008.

As described in the draft footnote (1) above, we have described and quantified the revenues from transactions between the Company’s different business segments.  In future filings, we will describe and quantify any new material intersegment revenues that may be presented.